

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 15, 2022

Yanming Liu
Chief Executive Officer
Venus Acquisition Corp
477 Madison Avenue, 6th Floor
New York, NY 10022

Re: Venus Acquisition Corp
Revised Preliminary Proxy Statement on Schedule 14A
Filed September 2, 2022
File No. 001-40024

Dear Mr. Liu:

We have reviewed your amended registration statement and have the following comment.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Revised Preliminary Proxy Statement filed September 2, 2022

General

1. Please update your discussion of the Holding Foreign Companies Accountable Act to disclose the Statement of Protocol signed by the PCAOB and the CSRC of the People's Republic of China on August 26, 2022. Please balance the disclosure regarding the Statement of Protocol by stating that when the PCAOB reassesses its determinations by the end of 2022, it could determine that it still unable to inspect and investigate completely audit firms based in China and Hong Kong.

You may contact Amanda Kim, Senior Staff Accountant, at (202) 551-3241 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Mitchell Austin, Staff Attorney, at (202) 551-3574 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Bill Huo, Esq.